UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    May 14, 2014

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Announcement of New Medium-term Management Plan

Tokyo, May 14, 2014—Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Koichi Miyata) and Sumitomo Mitsui Banking Corporation (SMBC, President and CEO: Takeshi Kunibe) hereby announce the new medium-term management plan for the three years from fiscal 2014 to 2016.

The new medium-term management plan was developed as the first step toward realizing our vision for the next decade: the growth of the SMFG group amid the dynamically changing economic, financial and regulatory environment. In the next three years, we will further evolve our client-centric business models, revise our portfolio structure, and enhance our client base with speed in order to achieve the sustainable growth of our top-line profit and further increase our enterprise value.

1.	Vision for the Next Decade

Our vision for the next decade is as shown below in view of the changing business environment, including the growth of Asia’s emerging countries, the aging and shrinking Japanese population and the global financial regulatory reform.

We will become a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region.

●	We will become a truly Asia-centric institution.

●	We will develop the best-in-class earnings base in Japan.

●	We will realize true globalization and continue to evolve our business model.

●	We will become a truly Asia-centric institution.

Strengthening our business in Asia is the key strategy for realizing our vision in view of the high medium- to long-term growth potential of Asia’s emerging countries. We will proactively invest our resources in the region in order to become a leading financial group in Asia.

●	We will develop the best-in-class earnings base in Japan.

Japan is a mature market but there are opportunities within the market segments and we aim to proactively contribute to the revitalization of the Japanese economy by investing our resources in such growth areas and taking appropriate risks. At the same time, we will capture a high market share and build a solid earnings base by implementing specific strategies for enhancing our capability to meet our clients’ needs.

●	We will realize true globalization and continue to evolve our business model.

We will expand our global franchise and implement measures to realize the true globalization of our corporate infrastructure that supports our growth. At the same time, we will continue to evolve our business model by anticipating changes in our business environment, both domestic and international.

2.	Three-Year Management Goals

The goals of the medium-term management plan, the first step toward realizing our vision for the next decade, are as follows.

(1)	Develop and evolve client-centric business models for main domestic and international businesses

(2)	Build a platform for realizing Asia-centric operations and capture growth opportunities

(3)	Realize sustainable growth of top-line profit while maintaining soundness and profitability

(4)	Upgrade corporate infrastructure to support next stage of growth

(1)	Develop and evolve client-centric business models for main domestic and international businesses

The needs of our clients are becoming more diverse and sophisticated, and we are implementing a number of initiatives to meet their needs. We have revised our client segmentation and are implementing strategies and evolving business models accordingly, and allocating resources from the perspective of group optimization.

We are implementing these initiatives with speed and across organizational structures, in order to create a stronger franchise domestically and internationally.

(a)	Large corporate business strategy

The activities of our large corporate clients are becoming more global, more cross-border, and accordingly, their financial needs are becoming bigger and more complex. We are creating a unique business model, Global-Corporate and Investment Banking (G-CIB) model, to meet their needs, thereby enhancing our client base and top-line profit.

Specifically, we are strengthening the collaboration between SMBC and SMBC Nikko Securities Inc., and accelerating the integration of the business activities of domestic and international offices for a more seamless operation. Further, we will fully leverage the solutions providing capability of SMBC’s Corporate Advisory Division where an extensive knowledge of domestic and overseas industries has been concentrated in. These and other measures will enhance our capability to offer higher quality solutions and services to a wider range of large corporate clients.

(b)	Middle market and SME business strategy

In the middle and SME markets, where we have strengths, we have revised the client segmentation and grouped clients based on attributes in order to fully meet the financial needs of each individual company. Further, under the newly launched Area system, we will comprehensively address needs of business owners both as corporate managers and as individuals, through one-stop-services.

Further, we will proactively contribute to the revitalization of the Japanese economy by strengthening our capability to take risks through tailored responses to our clients’ needs, and nurturing and supporting growth industries and companies.

(c)	Consumer banking business strategy

The financial needs of individuals are changing, including the accelerated shift from savings to investment, the arrival of the great era of inheritance, and changing lifestyles. We will meet their needs by implementing strategies based on a new client segmentation on a group-wide basis and achieve the top business base in Japan.

Specifically, we will expand the bank-securities integration model between SMBC and SMBC Nikko Securities Inc., leveraging their respective strengths of a broad client base and high advisory capability; strengthen our unique private banking business model combining the capabilities of our group companies; and market our products and services with more locally-based approaches under the new area system. Further, we will revise and enhance our marketing channels, including the utilization of IT, to increase our daily contact with our clients.

(d)	Consumer finance and credit card business strategy

In the consumer finance business, under the SMBC-Promise double-brand strategy, we will expand the variety of our client base and achieve an overwhelming share in the domestic market through the integrated operation of the planning and promotion functions of SMBC and SMBC Consumer Finance Co., Ltd..

In the credit card business, we will reinforce our top-line profit by leveraging the strengths of Sumitomo Mitsui Card Company, Limited and Cedyna Financial Corporation as bank-based and retail-based credit card companies, respectively. At the same time, we will pursue cost synergies by managing the business on a group basis through measures such as integrating the management platforms of our group’s credit card companies.

(e)	International business strategy

In the international business, we will shift our business model in order to achieve sustainable growth by improving efficiency of assets while depending less on lending volume. At the same time, we will enhance our global franchise.

Specifically, we will strengthen multi-faceted transactions with globally operating non-Japanese corporate clients. To this end, we are enhancing our product line-up and promoting cross-selling by strengthening the transaction banking business, and revising our client coverage to a more global-based framework. Further, we will create a highly profitable asset portfolio by diversifying and flexibly rebalancing our portfolio.

(f)	Institutional investor business strategy

We will create a new business model to meet the needs of institutional investors by establishing a group-wide framework, centered on SMBC and SMBC Nikko Securities Inc., enhancing our ability to provide products to institutional investors and strengthening our capability to source, underwrite and distribute deals domestically and internationally.

(g)	IT and transaction banking business strategy

Information and communication technology (ICT) and transaction banking business are necessary underpinnings for creating new businesses, and we will offer new leading-edge services through various measures, including alliances with leading players in ICT.

(2)	Build a platform for realizing Asia-centric operations and capture growth opportunities

We will become a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region. This is our vision for the next decade and, to this end, we will steadily create a business platform in Asia, with the enhancement of our Asia business as the principal strategy for the whole group, and prioritize the allocation of resources, including human resources and infrastructure, to Asia.

Specifically, we will increase our group’s presence in Asia by realizing a multi-faceted growth through development and expansion of our existing businesses and the acceleration of our “multi-franchise strategy.” The aim of our multi-franchise strategy is to firmly establish ourselves as a full-line commercial bank in countries with high growth potential.

(3)	Realize sustainable growth of top-line profit while maintaining soundness and profitability

Underpinned by the stable financial base built during the previous years, we will focus more on growth in the new medium-term management plan. We will aim for the sustainable growth of our top-line profit by developing and evolving our business models and allocating resources in growth fields while continuing to focus on maintaining soundness and profitability. (Please refer to “3. Financial Targets and Capital Policy” for details.)

(4)	Upgrade corporate infrastructure to support next stage of growth

Our business is expanding globally and on a group basis, and we will strengthen our management platform to support our business growth. Specifically, we will globalize our organization and human resources and intensify group management. To this end, we recently established “Global Human Resources Department.” We also recently established “Diversity and Inclusion Committee” to promote diversity as we believe diversity is a source of competitiveness. We are also upgrading our risk management system.

Our goal for the percentage of women in managerial positions is 20% by the end of fiscal year 2020.

3.	Financial Targets and Capital Policy

We have five financial targets as shown below.

We will focus on the growth of our top-line profit, while securing the four profitability and soundness target ratios at the current level which are already quite high. To this end, we will invest our resources and take risks in areas necessary for our growth.

Financial Targets for FY2016 (SMFG consolidated basis)

Growth	Growth rate of Consolidated gross profit	Around +15% *1
Profitability	Consolidated ROE	Around 10%
	Consolidated net income RORA	Around 1%
	Consolidated overhead ratio	In the mid 50%
Soundness	Common Equity Tier 1 Capital Ratio *2	Around 10%
*1	FY2016 targeted consolidated gross profit in comparison with FY2013 figure.

*2 Basel III fully-loaded basis (based on the definition as of March 31, 2019)

Regarding our capital policy, we aim to increase the dividend per share in a stable manner by implementing measures for the sustainable growth of shareholder value. To this end, we aim to achieve higher profitability and growth through growth investments with the focus on efficiency of our capital, while enhancing retained earnings to maintain financial soundness.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.